UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated December 16, 2025

Commission File Number: 001-42939

The Magnum Ice Cream Company N.V.
(Translation of registrant's name into English)

Reguliersdwarsstraat 63
1017 BK Amsterdam
The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

This report on Form 6-K contains a Stock Exchange Announcement dated December 16, 2025 entitled ‘Director/PDMR Shareholding’.

Director/PDMR Shareholding

The Magnum Ice Cream Company N.V.

(TMICC or the Company)

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES (PDMRS)

The Company notifies the following acquisitions of ordinary shares of EUR3.50 each (Shares) of PDMRs.

Director	Number of Shares
Jean François van Boxmeer	15,000
Sandeep Desai	9,040

This announcement is made in accordance with the requirements of the EU and UK version of the Market Abuse Regulation 596/2014.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Jean François van Boxmeer
2	Reason for the notification
a)	Position/status	Board Chair
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	12-DEC-2025	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Amsterdam Stock Exchange - XAMS	EUR
	Nature of Transaction		Price	Volume	Total
	Acquisition		13.3425	15,000	200,137.50
		Aggregated	13.3425	15,000	200,137.50

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Sandeep Desai
2	Reason for the notification
a)	Position/status	Chief Supply Chain Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	10-DEC-2025	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	London Stock Exchange - XLON	GBP
	Nature of Transaction		Price	Volume	Total
	Acquisition		10.98564	6,370	69,978.53
		Aggregated	10.98564	6,370	69.978.53

	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	11-DEC-2025	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	London Stock Exchange - XLON	GBP
	Nature of Transaction		Price	Volume	Total
	Acquisition		11.777872	848	9,987.64
		Aggregated	11.777872	848	9,987.64

	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	10-DEC-2025	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	London Stock Exchange - XLON	GBP
	Nature of Transaction		Price	Volume	Total
	Acquisition		10.9760	858	9,417.41
		Aggregated	10.9760	858	9,417.41

	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	10-DEC-2025	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	London Stock Exchange - XLON	GBP
	Nature of Transaction		Price	Volume	Total
	Acquisition		10.9760	781	8,572.26
		Aggregated	10.9760	781	8,572.26

	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	10-DEC-2025	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	London Stock Exchange - XLON	GBP
	Nature of Transaction		Price	Volume	Total
			10.9780	106	1163.67
		Aggregated	10.9780	106	1163.67

	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	10-DEC-2025	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	London Stock Exchange - XLON	GBP
	Nature of Transaction		Price	Volume	Total
			10.9760	77	841.79
		Aggregated	10.9760	77	841.79

Enquiries
Media Relations media.relations-tmicc@magnumicecream.com	Investor Relations investor.relations-tmicc@magnumicecream.com

About The Magnum Ice Cream Company

The Magnum Ice Cream Company is the world’s largest ice cream company. With an unrivalled portfolio of brands including global power brands Magnum, Ben & Jerry’s, Wall’s and Cornetto, and with a global fleet of nearly 3 million freezers, our products are available in 80 countries. The company generated €7.9 billion in revenue in 2024. TMICC’s legal entity identifier is 25490052LLF3XH6G9847. For more information, visit The Magnum Ice Cream Company website.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Magnum Ice Cream Company N.V.
(Registrant)

Date: December 16, 2025	/s/ Vanessa Vilar
Vanessa Vilar
Chief Legal Officer